May 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	LiqTech International, Inc.
Registration Statement on Form S-1 (File No. 333-296258)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), Konik Capital Partners, LLC, a division of T.R. Winston and Company, LLC, acting as underwriter, hereby joins LiqTech International, Inc. (the "Company") in connection with the Registration Statement on Form S-1 (File No. 333-296258), as amended (the "Registration Statement").

Reference is made to our letter in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m. Eastern Time, on Thursday, May 28, 2026, in accordance with Rule 461 under the Act. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Konik Capital Partners, LLC, a division of T.R. Winston and Company

By:	/s/ Alden Carrere
Name:	Alden Carrere
Title:	Co-Founder and Partner